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                        File No. 70-7888

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                 POST-EFFECTIVE AMENDMENT NO. 16

                               TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Allegheny Energy, Inc.                    Monongahela Power Company
10435 Downsville Pike                     1310 Fairmont Avenue
Hagerstown, MD  21740                     Fairmont, WV  26554

Allegheny Power Service Corporation       The Potomac Edison Company
800 Cabin Hill Drive                      10435 Downsville Pike
Greensburg, PA  15601                     Hagerstown, MD  21740

Allegheny Generating Company              West Penn Power Company
10435 Downsville Pike                     800 Cabin Hill Drive
Hagerstown, MD  21740                     Greensburg, PA  15601

       (Name of company or companies filing this statement and addresses of principal executive offices)

                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

        (Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esquire
                         Vice President and General Counsel
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740


________________________________________________________________
             (Name and address of agent for service)


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     Applicants hereby amend Item 1. Description of Proposed

Transaction by adding the following to the end thereof:



     A)   Short Term Debt

     Allegheny Energy, Inc. (formerly Allegheny Power System,

Inc.) requests the Commission to raise Allegheny Energy, Inc.'s

("Allegheny") aggregate limit on short-term debt financing from

$400 million to $750 million, subject to the same terms and

conditions as are contained in the original Application.  In support thereof, Allegheny submits the following.



     Allegheny was authorized by the Commission to issue up to

$400 million in short-term debt through December 31, 2001,

subject to certain conditions and parameters, by prior orders dated January 29, 1992, February 28, 1992, July 14, 1992,

November 5, 1993, November 28, 1995, April 18, 1996 and December

23, 1997, (HCAR Nos. 25462, 25481, 25581, 25919, 26418, 26506,

and 26804, respectively) ("Prior Orders") in File No. 70-7888.

Subject to the terms and conditions set forth in the Prior

Orders, Allegheny  requests authority to increase the limit of its short term debt and  be authorized to issue up to $750

million in short-term debt through December 31, 2007.



     Allegheny has not sought an increase in the amount of its

short-term debt financing authority since it was approved to borrow up to $400 million in 1996 by HCAR No. 26506.  On December

23, 1997 , the Commission issued an order (HCAR No. 26804)

authorizing Allegheny, Monongahela Power Company ("Monongahela"),

The Potomac Edison Company ("Potomac Edison"), West Penn Power

Company ("West Penn"), and Allegheny Generating Company ("AGC") to

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continue their short-term debt financing authority from

December 31, 1997 through December 31, 2001, and to continue the

Allegheny Power System Money Pool from December 31, 1997 through

December 31, 2001.   Since the time that Applicants received

their order, however, several events have occurred which require

Allegheny to request additional financing authority.



     Allegheny has an established goal of increasing its

investment in generally non-rate regulated businesses.  As

Allegheny's operations grow, the needs of its subsidiaries for long-term capital will also increase.  Allegheny primarily uses its short-term financing to support its capital expenditure

program, which is expected to continue to be in excess of $300 annually, and to take advantage of growth opportunities through acquisitions.  In addition, regulated investment opportunities may arise from time to time.  While Allegheny would seek such additional regulatory approval as may be required in connection with such acquisitions, the requested increase in short-term financing authority will enhance its ability to participate

effectively in the evolving energy markets.



     Deregulation of generation has begun and competition at the retail level is now a reality in Pennsylvania, the largest

service territory of Allegheny's public utility subsidiaries.

The Electricity Generation Customer Choice and Competition Act,

66 Pa. C.S. Section 2801 et seq. (together with regulatory

interpretations, the "Pennsylvania Deregulation Act"), allowed two-thirds of West Penn's generation load to choose its

generation supplier in January, 1999.  The remaining one-third will be allowed to choose its generation supplier beginning

January 2, 2000.  In order to position


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Allegheny and its

subsidiaries in this competitive environment, Allegheny needs to have access to cash through short-term borrowings in order to take advantage of opportunities that arise and to make capital contributions to its direct and indirect subsidiaries.



     In addition to needing cash to respond to the opportunities brought about by the deregulated environment in the states in which the operating subsidiaries of Allegheny serve, the Board of

Directors of Allegheny on March 4, 1999, approved a program

whereby Allegheny will begin repurchasing up to $500 million of its common stock.  In approving the repurchase, the Board made a determination that Allegheny's common stock is undervalued in the marketplace.  Consequently, Allegheny desires to be in a position to move quickly to make the best repurchase deal that it can. In order to accomplish the common stock repurchase, Allegheny needs to have access to cash.



     B.   Application of Proceeds



     Allegheny may use the proceeds of its proposed short-term

borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of

construction and property acquisitions.  Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries.



     Other than Allegheny's 9.9% limited partnership interest in

The Latin America Energy and Electricity Fund I, L.P., neither

Allegheny nor any subsidiary thereof currently has an ownership interest in an EWG or foreign


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utility company ("FUCO") as defined

in Sections 32 or 33 of the Act.  However, some of the proceeds from the financing transactions proposed herein may be used by

Allegheny as a capital contribution to a nonutility subsidiary which could acquire an interest in an EWG or a FUCO.  Neither

Allegheny nor any subsidiary thereof currently or as a

consequence of the transactions proposed herein will be a party to, or have any rights under, a service, sales, or construction agreement with an EWG or a FUCO.



     In addition, Allegheny may use the proceeds of such proposed borrowings to purchase shares of Allegheny common stock in order to fund its Employee Stock Option and Savings Plan, Performance

Share Plan, the Allegheny Energy, Inc. 1998 Long-Term Incentive

Plan and the Allegheny Energy, Inc. Restricted Stock Plan for

Outside Directors in lieu of issuing additional new shares of common stock pursuant to such plans.



     Except as described herein, no associate company or

affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.


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     C.   Analysis Under Rule 53


     Rule 54 provides that in determining whether to approve

certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.



     Rule 53(a)(1).  Allegheny does not have any amounts

invested, or committed to be invested, in EWGs.  Allegheny has committed to invest up to $5 million in partnerships that may invest in FUCOs.  This investment represents less than 1% of

$898,629,000, the average of the consolidated retained earnings of Allegheny reported on Form 10-K or Form 10-Q, as applicable,

for the four consecutive quarters ended December 31, 1998.



     Rule 53(a)(2).  Allegheny will maintain books and records

for any EWG and FUCO in which it holds an interest and will make those books and records available as required by Rule 53(a)(2).



     Rule 53(a)(3).  No more than 2% of the employees of

Allegheny's domestic public utility companies will, at any one time, directly or indirectly, render services to EWGs or FUCOs in which Allegheny holds an interest.



     Rule 53(a)(4).  Allegheny will submit a copy of Item 9 and

Exhibits G and H of Allegheny's Form U5S to each of the public service commissions having jurisdiction over the retail rates of any of Allegheny's affected public utility companies.

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     Rule 53(b):

     (i)  Neither Allegheny nor any subsidiary of Allegheny is the subject of any pending bankruptcy or similar proceeding;

     (ii) Allegheny's average consolidated retained earnings for the four most recent quarterly periods($898,629,000) represented a decrease of approximately $131,840,000 (or 13%) in the average consolidated retained earnings from the previous four quarterly periods ($1,030,469,000); however, Allegheny's aggregate

          investment in EWGs and FUCOs does not exceed two percent of total capital invested in utility operations.  The decrease in

          consolidated retained earnings resulted primarily from West Penn,

          one of the Company's regulated subsidiaries, recording an

          extraordinary charge of $466.9  million ($275.4 million after taxes) in 1998.  West Penn determined that under the provisions of SFAS No. 101 an extraordinary charge was required to reflect a write-off of certain disallowances in the Pennsylvania Public

          Utility Commission's (Pennsylvania PUC) May 29, 1998, Order, as

          revised by the Pennsylvania PUC-approved November 19, 1998,

          settlement agreement.  The write-off reflects adverse power purchase commitments and deferred costs that are not recoverable from customers under the Pennsylvania PUC's Order and settlement agreement.

     (iii)     for the year ended December 31, 1998, there were no

          losses attributable to Allegheny's investments in the

          partnerships that invest in FUCOs.



     Rule 53(c).  Rule 53(c) is inapplicable because the

requirements of Rule 53(a) and (b) have been satisfied.


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2.   Applicants hereby add the following to the end of Item 2.

     Fees, Commissions and Expenses:



     None, other than ordinary expenses not over $500 in

connection with the preparation of this Post-Effective Amendment.

None of such fees, commissions or expenses are to be paid to any associate company or affiliate of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost by Allegheny Power Service

Corporation.





3.   Applicants hereby add the following to the end of Item 3.

     Applicable Statutory Provisions:



          Short-term borrowings by Allegheny are subject to

Sections 6 and 7 of the Public Utility Holding Company Act of

1935 (the "Act").





4.   Applicants hereby add the following to the end of Item 4.

     Regulatory Approval:



          No commission, other than the Securities and Exchange

Commission, has jurisdiction over the proposed transactions.



5.   Applicants hereby add the following to the end of Item 5.

     Procedure:


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          It is requested, pursuant to Rule 23(c) of the Rules

and Regulations of the Commission, that the Commissions' Order permitting this application or declaration to become effective be issued on or before April 26, 1999.  Allegheny waives any

recommended decision by hearing officer or by any other

responsible officer of the Commission and waive the 30-day

waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the

Commission's Order, when issued, become effective forthwith.

Allegheny consents to the office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or

Order in this matter unless the Office opposes the matter covered by this application or declaration.



6.   Applicants hereby add the following to the end of Item 6.

     Exhibits and Financial Statements:


          (a)  Exhibits

                              H-2       Form of Notice.


7.   Applicants hereby add the following to the end of Item 7.
     Information as to Environmental Effects:

                    (a)  For the reasons set forth in Item 1
               above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

                    (b)  Not applicable.

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                           SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                              BY  /s/ Carol G. Russ
                                      CAROL G. RUSS
                                      COUNSEL


                              MONONGAHELA POWER COMPANY


                              BY  /s/ Carol G. Russ
                                      CAROL G. RUSS
                                      COUNSEL

                              THE POTOMAC EDISON COMPANY


                              BY  /s/ Carol G. Russ
                                      CAROL G. RUSS
                                      COUNSEL


                              WEST PENN POWER COMPANY


                              BY  /s/ Carol G. Russ
                                      CAROL G. RUSS
                                      COUNSEL


Dated:  March 12, 1999